February 2014 Pricing Sheet dated February 28, 2014 relating to Preliminary Terms No. 1,297 dated February 24, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Trigger PLUS Based on the Performance of a Basket of Two Precious Metals due September 2, 2016
Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS – FEBRUARY 28, 2014
Issuer:	Morgan Stanley
Issue price:	$1,000 per Trigger PLUS
Stated principal amount:	$1,000 per Trigger PLUS
Pricing date:	February 28, 2014
Original issue date:	March 5, 2014 (3 business days after the pricing date)
Maturity date:	September 2, 2016
Aggregate principal amount:	$4,736,000
Basket:	Basket commodity	Bloomberg ticker symbol*	Weighting	Initial basket commodity price
	Gold	GOLDLNPM	50%	$1,326.50
	Silver	SLVRLNPM	50%	2,127¢
*Bloomberg ticker symbols are being provided for reference purposes only.  The initial basket commodity prices were determined and the final basket commodity prices will be determined based on the values published by the relevant exchange.

Payment at maturity:
▪    If the basket performance factor is greater than 100%:
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
▪    If the basket performance factor is less than or equal to 100%, but the basket performance factor is greater than or equal to the trigger level:
$1,000
▪     If the basket performance factor is less than the trigger level:
$1,000 x basket performance factor
This amount will be less than $900 and could be zero.  There is no minimum payment at maturity on the Trigger PLUS.  Accordingly, you could lose your entire initial investment in the Trigger PLUS.

Maximum payment at maturity:	$1,312 per Trigger PLUS (131.2% of the stated principal amount)
Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	200%
Basket percent increase:	The sum of the products of, with respect to each basket commodity: [(final basket commodity price – initial basket commodity price) / initial basket commodity price] x weighting
Trigger level:	90%
Basket performance factor:	The sum of the products of, with respect to each basket commodity: (final basket commodity price / initial basket commodity price) x weighting
Valuation date:	In respect of each basket commodity, August 30, 2016, subject to adjustment for a non-trading day or a market disruption event in respect of the applicable basket commodity
Interest:	None
CUSIP / ISIN:	61762GBD5 / US61762GBD51
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$961.40 per Trigger PLUS. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per Trigger PLUS	$1,000	$22.50	$977.50
Total	$4,736,000	$106,560	$4,629,440
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $22.50 for each Trigger PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.
The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,297 dated February 24, 2014
Prospectus Supplement for PLUS dated August 17, 2012         Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Trigger PLUS Based on the Performance of a Basket of Two Precious Metals due September 2, 2016 Performance Leveraged Upside SecuritiesSM Principal at Risk Securities

Terms continued from previous page:
Commodity price:
For any trading day:
Gold:  the afternoon fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on such day; and
Silver:  the fixing price per troy ounce of silver for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. cents, as calculated by the London Silver Market and published by the LBMA on such day.

Relevant exchange:	Gold: the LBMA Silver: the LBMA
Initial basket commodity price	The commodity price for the applicable basket commodity on the pricing date, as set forth under “Basket—Initial basket commodity price” above.
Final basket commodity price:
The commodity price for the applicable basket commodity on the valuation date, subject to adjustment for each basket commodity individually in the event of a market disruption event or a non-trading day.